The Royce Fund

1414 Avenue of the Americas New York, NY 10019 (212) 355-7311 (800) 221-4268

February 23, 2009

W. Whitney George
c/o Royce & Associates, LLC
1414 Avenue of the Americas
New York, NY 10014

Dear Mr. George:

        The Royce Fund (the "Trust") hereby accepts your offer to purchase 100,000 shares of beneficial interest of Royce Focus Value Fund, a series of the Trust, at $10.00 per share, for an aggregate purchase price of $1,000,000, subject to the understanding that you have no present intention of redeeming or selling the shares so acquired.

Sincerely,
THE ROYCE FUND

/s/ Charles M. Royce
By: Charles M. Royce
President

Agreed:

        I, W. Whitney George, hereby agree to purchase the shares of beneficial interest covered under the above letter agreement. I acknowledge that I have no present intention of redeeming or selling any of the 100,000 shares of Royce Focus Value Fund covered by such letter agreement.

/s/ W. Whitney George
W. Whitney George